EXHIBIT 99.1

News Release

Rosetta Genomics Receives Key European Patent in Oncology

Patent Awarded for the Use of miR-34a for the Preparation of Pharmaceuticals for Treating p53-Negative Cancers

PHILADELPHIA and REHOVOT, Israel (April 19, 2012) – Rosetta Genomics, Ltd. (NASDAQ: ROSG), a leading developer and provider of microRNA-based molecular diagnostics, today announced that the Company received a grant from the European Patent Office for a patent claiming the use of miR-34a for the preparation of pharmaceuticals for treating p53-negative cancers. The issued claims cover a core element of Rosetta Genomics’ microRNA technology in the development of cancer therapeutics associated with p53-negative cancers. The patent is jointly owned with Yeda, the technology transfer company of the Weizmann Institute of Science in Rehovot, Israel.

The p53 protein is a sequence-specific transcription factor that functions as a major tumor suppressor in mammals. Inactivation of the tumor-suppressor function of p53 is one of the most frequent genetic alterations in human cancer, and close to half of all human tumors carry p53 gene mutations within their cells. The invention covered by this new patent discloses the finding that miR-34a, which is a direct transcriptional target of p53, possesses anti-proliferative and pro-apoptotic activities, thereby contributing to the tumor suppressor effects of activated p53.

Overexpression of miR-34a exerts anti-proliferative effects and promotes cell death, whereas inactivation of miR-34a attenuates p53-mediated cell death. Thus, miR-34a is a direct transcriptional target of p53, which may mediate some of the biological effects of this tumor suppressor. Perturbation of miR-34a expression may thus contribute to tumorigenesis.

Commenting on the clinical utility for such a potential microRNA-based therapeutic, Moshe Oren, Department of Molecular Cell Biology, Weizmann Institute of Science and a lead researcher of this work, said, "p53 is a major player in many cancers, and our new findings regarding the role of miR-34a in exerting its effects, has major therapeutic implications. One can envision a therapeutic based on mimicking mir-34a, in p53-negative cancers, thus overcoming part of the negative effects of missing this important tumor suppressor.”

Commenting on the European patent allowance, Kenneth A. Berlin, President and Chief Executive Officer of Rosetta Genomics, said, “We are delighted to add this European patent to our growing worldwide intellectual property portfolio. This patent is important as it protects key elements of our microRNA technology to develop treatments for a variety of cancers. These claims provide significant protection for our proprietary technology, create formidable barriers to entry for any would-be competitors and offer multiple opportunities for potential drug development partnerships.

“Rosetta Genomics has pioneered the development of microRNA technology. We believe we have the earliest and broadest patents and patent applications related to composition of matter on microRNAs. This provides us with the widest access to the Sanger database, which is a key differentiating factor of our technology. This new patent is important for protecting our global leadership position in microRNA technology and resulting diagnostic and therapeutic products,” added Mr. Berlin.

About miRview® Products

miRview® are a series of microRNA-based diagnostic products offered by Rosetta Genomics. miRview® mets and miRview® mets² accurately identify the primary tumor type in primary and metastatic cancer including Cancer of Unknown Primary (CUP). miRview® squamous accurately identifies the squamous subtype of non-small cell lung cancer, which carries an increased risk of severe or fatal internal bleeding and poor response to treatment for certain therapies. miRview® meso diagnoses mesothelioma, a cancer connected to asbestos exposure. miRview® lung accurately identifies the four main subtypes of lung cancer using small amounts of tumor cells. miRview® tests are designed to provide objective diagnostic data; it is the treating physician’s responsibility to diagnose and administer the appropriate treatment. In the U.S. alone, Rosetta Genomics estimates that 200,000 patients a year may benefit from the miRview® mets and miRview® mets² test, 60,000 from miRview® squamous, 60,000 from miRview® meso and more than 1 million patients worldwide from miRview lung. The Company’s tests are offered directly by Rosetta Genomics in the U.S., and through distributors around the globe. For more information, please visit www.mirviewdx.com. Parties interested in ordering the test can contact Rosetta Genomics at (215) 382-9000 ext. 309.

About microRNAs

microRNAs (miRNAs) are recently discovered, small RNAs that act as master regulators of protein synthesis, and have been shown to be highly effective biomarkers.  The unique advantage of microRNAs as biomarkers lies in their high tissue specificity, and their exceptional stability in the most routine preservation methods for biopsies, including Formalin Fixed Paraffin Embedded (FFPE) block tissue and fine needle aspirate (FNA) cell blocks. It has been suggested that their small size (19 to 21 nucleotides) enables them to remain intact in FFPE blocks, as opposed to messenger RNA (mRNA), which tends to degrade rapidly. In addition, early preclinical data has shown that by controlling the levels of specific microRNAs, cancer cell growth may be reduced.  To learn more about microRNAs, please visit www.rosettagenomics.com ..

About Rosetta Genomics

Rosetta Genomics develops and commercializes a full range of microRNA-based molecular diagnostics.  Founded in 2000, the company’s integrative research platform combining bioinformatics and state-of-the-art laboratory processes has led to the discovery of hundreds of biologically validated novel human microRNAs. Building on its strong patent position and proprietary platform technologies, Rosetta Genomics is working on the application of these technologies in the development and commercialization of a full range of microRNA-based diagnostic tools. The Company’s miRview product line is commercially available through its Philadelphia-based CAP-accredited, CLIA-certified lab.

Forward-Looking Statements

Various statements in this release concerning Rosetta’s future expectations, plans and prospects, including without limitation, the potential development of a therapeutic based on mimicking mir-34a, in p53-negative cancers and the potential of microRNAs in the diagnosis and treatment of disease, constitute forward-looking statements for the purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those indicated by these forward-looking statements as a result of various important factors, including risks related to: Rosetta’s approach to discover microRNA technology and to work on the application of this technology in the development of novel diagnostics and therapeutic tools, which may never lead to commercially accepted products or services; Rosetta’s ability to obtain, maintain and protect its intellectual property; Rosetta’s ability to enforce its patents against infringers and to defend its patent portfolio against challenges from third parties; Rosetta’s need and ability to obtain additional funding to support its business activities; Rosetta’s dependence on third parties for development, manufacture, marketing, sales, and distribution of products; Rosetta’s ability to successfully develop its products and services; Rosetta’s ability to obtain regulatory clearances or approvals that may be required for its products and services; the ability to obtain coverage and adequate payment from health insurers for the products and services comprising Rosetta’s technology; competition from others using technology similar to Rosetta’s and others developing products for similar uses; Rosetta’s dependence on collaborators; and Rosetta’s short operating history; as well as those risks more fully discussed in the "Risk Factors" section of Rosetta’s Annual Report on Form 20-F for the year ended December 31, 2011 as filed with the Securities and Exchange Commission. In addition, any forward-looking statements represent Rosetta’s views only as of the date of this release and should not be relied upon as representing its views as of any subsequent date. Rosetta does not assume any obligation to update any forward-looking statements unless required by law.

Company Contact:	Investor Contacts:
Rosetta Genomics	LHA
Ken Berlin, President & CEO	Anne Marie Fields
(215) 382-9000 ext. 326	(212) 838-3777
investors@rosettagenomics.com	afields@lhai.com
or
Bruce Voss
(310) 691-7100
bvoss@lhai.com
@LHA_IR_PR

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